SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                               Amendment No. 12


                   Under the Securities Exchange Act of 1934
                Information to be included in statements filed
                   pursuant to Rule 13D-1(A) and Amendments
                    thereto filed pursuant to Rule 13D-2(A)


                                PartnerRe Ltd.
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                  G6852T-105
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                                (CUSIP Number)

                              Markus U. Diethelm
              Chief Legal Officer and Member of Senior Management
                           Swiss Reinsurance Company
                               50/60 Mythenquai
                          CH-8022 Zurich, Switzerland
                         Tel. No.: 011-41-43-285-2162
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 9, 2003
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                        (Continued on following pages)
                              (Page 1 of 3 pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                        Page 2 of 3 Pages
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1          NAME OF REPORTING PERSON
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           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Swiss Reinsurance Company
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                 (a)  | X |
                                                              (b)  |   |
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3          SEC USE ONLY

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4          SOURCE OF FUNDS (See Instructions)

           WC
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland
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                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              ------------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          0
          OWNED BY             ------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            ------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          0
            WITH

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
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14         TYPE OF REPORTING PERSON (See Instructions)

           CO
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

                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                     Page 3 of 3 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SwissRe Capital Management (Bermuda) Ltd.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                 (a)  | X |
                                                              (b)  |   |
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3          SEC USE ONLY

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4          SOURCE OF FUNDS (See Instructions)

           WC, OO
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
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                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              ------------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          0
          OWNED BY             ------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            ------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          0
            WITH
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
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14         TYPE OF REPORTING PERSON (See Instructions)

           CO
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         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 12 (the "Amendment") amends the Schedule 13D, dated as of June 13, 1997 (the "Original 13D"), as amended, filed by Swiss Reinsurance Company and SwissRe Capital Management (Bermuda) Ltd. ("Capital Management") with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of PartnerRe Ltd., a Bermuda company (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the 13D is hereby amended and supplemented by adding the following paragraph to the end thereof:

         "On May 9, 2003, pursuant to an agreement, dated May 6, 2003 (the "Underwriting Agreement"), between Swiss Reinsurance Company, SwissRe Capital Management (Bermuda) Ltd. ("Capital Management"), the Company and Citigroup Global Markets Inc. ("Citigroup"), Capital Management sold to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share pursuant to a registration statement filed on April 30, 2003 by the Company with the Securities and Exchange Commision (the "SEC"). Citigroup then offered such shares for sale to the public as set forth in the final prospectus, dated May 6, 2003, filed by the Company with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. Such shares constituted all of the shares of Common Stock held by the reporting persons and, following this sale, the reporting persons no longer own any shares of Common Stock. The transaction resulted in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 10.1 to Amendment No. 11 to the
Schedule 13D, and is incorporated herein by reference."

Item 4.  Purpose of the Transaction.

         The fourth paragraph of Item 4(a) of the 13D is hereby amended and restated in its entirety as follows:

         "On May 9, 2003, pursuant to the Underwriting Agreement, Capital Management sold to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share. Citigroup then offered such shares for sale to the public as set forth in the final prospectus, dated May 6, 2003, filed by the Company with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. Such shares constituted all of the shares of Common Stock held by the reporting persons and, following the sale, the reporting persons no longer own any shares of Common Stock. The transaction resulted in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 10.1 to Amendment No. 11 to the Schedule 13D, and is incorporated herein by reference."

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the 13D is hereby amended and restated in its entirety as follows:

         "(a) The reporting persons no longer own any shares of Common Stock.

         (b) The reporting persons no longer have voting or dispositive power over any shares of Common Stock.

         (c) On May 2, 2003, Capital Management completed the exercise of 96,000 options and 677,873 Class B warrants. Pursuant to such exercise, the Company issued 773,873 shares of Common Stock to Capital Management and Capital Management paid the Company an aggregate exercise price of 271,238 shares of Common Stock.

         On May 9, 2003, pursuant to the Underwriting Agreement, Capital Management sold to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share. Citigroup then offered such shares for sale to the public as set forth in the final prospectus, dated May 6, 2003, filed by the Company with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. Such shares constituted all of the shares of Common Stock held by the reporting persons and, following the sale, the reporting persons no longer own any shares of Common Stock. The transaction resulted in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 10.1 to Amendment No. 11 to the Schedule 13D, and is incorporated herein by reference.

         (d) Inapplicable.

         (e) On May 9, 2003, the reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock."

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

         The fourth paragraph of Item 6 of the 13D is hereby amended and restated in its entirety as follows:

         "On May 9, 2003, pursuant to the Underwriting Agreement, Capital Management sold to Citigroup 8,340,731 shares of Common Stock at a price of $52.50 per share. Citigroup then offered such shares for sale to the public as set forth in the final prospectus, dated May 6, 2003, filed by the Company with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. Such shares constituted all of the shares of Common Stock held by the reporting persons and, following the sale, the reporting persons no longer own any shares of Common Stock. The transaction resulted in aggregate proceeds to the reporting persons of $437,888,378. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 10.1 to Amendment No. 11 to the Schedule 13D, and is incorporated herein by reference."

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each person set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  May 13, 2003

SWISS REINSURANCE COMPANY                   SWISS REINSURANCE COMPANY


By:   /s/ Peter Gujer                       By:  /s/ Andre Pfanner
      -----------------------------             ---------------------------
Name:  Peter Gujer                          Name:  Andre Pfanner
Title: Managing Director                    Title: Member of Senior Management


SWISSRE CAPITAL MANAGEMENT                  SWISSRE CAPITAL MANAGEMENT
(BERMUDA) LTD.                              (BERMUDA) LTD.


By:   /s/ Stefan Schroeder                  By:  /s/ Thomas V. Coffey
      ------------------------------             ----------------------------
Name:  Stefan Schroeder                     Name:  Thomas Coffey
Title: Chief Executive Officer              Title: Vice President